December 19, 2006


Mr. Bob Carroll
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC  20549-7010


     Re:   Tasty Baking Company
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Filed March 14, 2006
           File No. 1-05084

Dear Mr. Carroll:

     Thank you for taking the time to speak with me today regarding the SEC comment letter dated and received December 15, 2006.

     As we discussed, with scheduled vacations of certain employees and advisors during the approaching holiday period, we request some additional time to respond to the SEC comment letter. Accordingly, this letter serves to confirm our conversation that we will be filing our response by the end of day on Monday, January 15, 2007.

     I appreciate your cooperation in this matter. Please call if you have any questions. I can be reached at 215-221-8873.

                                                   Sincerely,



                                                   David S. Marberger
                                                   Executive Vice President &
                                                   Chief Financial Officer